Exhibit 99.1
11 May 2016

Midatech Pharma PLC
(“Midatech” or the “Company”)

AGM Statement and Update on Trading

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology and other therapeutic areas, today will host its Annual General Meeting at Panmure Gordon & Co, One New Change, London, EC4M 9AF at 9:30am BST. Commenting on the Company’s performance in 2016, Midatech's Chairman, Rolf Stahel, will make the following statement:

“Midatech is pleased with the progress made in all aspects of its business in the first four months of 2016. The key product candidates in our clinical pipeline have each seen favourable results that support further development. Our recently acquired US commercial arm has been successfully integrated within Midatech and its recent product launch of Zuplenz™ continues to make good progress. In the first four months of 2016 we have seen strong revenues from our marketed products and as a result the Group is trading slightly ahead of consensus market expectations.

“Midatech is rapidly assembling the strong foundations for an outstanding specialty pharma company. The Company now has a robust revenue-generating US commercial operation marketing a growing portfolio of oncology supportive care products that complement an exciting high-value, niche product pipeline that leverages Midatech’s proprietary drug delivery platform technology. One such example of a product using Midatech’s nanoparticle drug delivery technology is its drug candidate targeting a rare form of brain cancer called Diffuse Intrinsic Pontine Glioma (DIPG). DIPG has a dismal prognosis where alternatives are few and Midatech, in remarkable time, has been able to supply drug to children via a compassionate use programme for one of the most resistant of all cancers to standard chemotherapy treatments.

"The highly driven management team and the Board of Directors looks forward to building upon this success throughout the course of 2016.”

- ENDS -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie / Duncan Monteith

Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)
Paul Tomasic / Rupert Walford / Thomas Stockman / Laura White
Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statement

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the anticipated sales of Zuplenz® and other products in the United States, the ability of Midatech to successfully test, manufacture, produce or commercialize products for DIPG or other conditions using the nanoparticle drug delivery platform, and the ability for products in development to achieve positive clinical results. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.